Exhibit 99.1

Seadrill Limited (SDRL) - Second Half 2020 Results

Hamilton, Bermuda, March 4, 2021 - Seadrill Limited (“Seadrill” or “the Company”) (OSE: SDRL, OTCQX: SDRLF), a world leader in offshore drilling, announces a commercial update for the fourth quarter of 2020 and provides financial results for the six-month period ended December 31, 2020.

Highlights

•	Technical utilization[1] of 96% and economic utilization[2] of 94%.

•	Total backlog stands at $1.9 billion with approximately $50 million added during the quarter.

•	Cash and cash equivalents as at December 31, 2020 of $723 million of which $526 million was unrestricted.

•	Non-cash impairment of $2.9 billion.

•	$0.5 billion non-cash gain arising on the deconsolidation of certain subsidiaries of SFL Corporation Limited.

Financial Highlights

Figures in USD million, unless otherwise indicated	2H20	1H20	% Change
Total Operating Revenue	461	598	(23)%
Adjusted EBITDA	10	90	(89)%
Adjusted EBITDA Margin (%)	2.2	15.1	(85)%
Operating Loss	(3,110)	(1,372)	(127)%
Net loss	(2,915)	(1,748)	(67)%
Net Loss attributable to shareholder	(2,912)	(1,747)	(67)%
Net Loss per Share	(29.02)	(17.40)	(67)%

Subsequent Events

•

On February 7, 2021 certain of the Company’s wholly owned subsidiaries filed for bankruptcy protection under Chapter 11 and on February 10, 2021, the Company and certain of the Company’s consolidated subsidiaries filed for Chapter 11 bankruptcy protection in the United States. We would expect the eventual outcome of this process to lead to a significant reduction or elimination of current shareholder positions.

Stuart Jackson, CEO, commented:

“Our 2nd half 2020 results reflect the impact of executing backlog contracted during tough market conditions. As a consequence, we have also taken significant impairments on our assets as the likelihood of scrapping more assets increases. Whilst addressing the asset side of our balance sheet we have also taken action on the liabilities side and filed certain companies for Chapter 11 protection within the US Bankruptcy Code. The Chapter 11 process will run for many months as we seek solutions with our different creditor groups. However, I feel confident that we will find a suitable resolution which will see a financially more robust Seadrill continue delivering safe, efficient operations for our customers.”

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats and the impact of future negotiations with its lenders to obtain amendments to credit facilities and any related contingency planning efforts. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2019 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

March 4, 2021

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Stuart Jackson                                         Chief Executive Officer

Media questions should be directed to:

Iain Cracknell                                         Director of Communications                                          +44 7765 221 812

Analyst and investor questions should be directed to:

Hawthorn Advisors                                          seadrill@hawthornadvisors.com                                         +44 (0) 203 7454960

SECOND HALF 2020

OPERATING REVIEW

Operations

The second half status and performance of Seadrill Limited’s owned rig fleet was as follows:

As at December 31, 2020	Harsh Environment	Floaters	Jack-ups	Total
Operating	3	3	6	12
Technical utilization	96%	90%	100%	96%
Economic utilization	93%	89%	100%	94%
Future contracted	1	1	1	3
Idle	4	9	6	19

Total	8	13	13	34

Technical utilization and economic utilization stood at 96% and 94% respectively; economic utilization was lower than anticipated for our harsh-environment and floater segments as a result of waiting-on-weather rates and move rates being earned on harsh-environment rigs and operational downtime on the West Tellus.

At the end of the period, Seadrill had three harsh environment rigs operating in the North Sea with the West Hercules continuing work with Equinor and the West Elara and West Linus continuing their long-term contracts with ConocoPhillips.

The Company had three benign-environment floaters operating in the Americas. The West Neptune was under contract with Kosmos in the Gulf of Mexico and the West Tellus remained under contract with Petrobras in Brazil. The Sevan Louisiana was under contract in the Gulf of Mexico with Walter Oil & Gas.

Across the jack-up fleet the Company maintained high levels of utilization throughout the period. The AOD I, AOD III and West Callisto were working in the Middle East with Saudi Aramco. The AOD II is also contracted with Saudi Aramco but currently suspended and expected to return to work in mid-2021. The West Castor, West Telesto, and, West Tucana were on bareboat charter to the Company’s Gulfdrill joint venture in Qatar.

In September 2020, the Company sold the harsh-environment jack-up rig West Epsilon for $12 million. The rig was built in 1993 and has been cold-stacked since 2016. Following the sale, the number of units in Seadrill’s fleet was 34.

A disciplined approach is essential when deciding whether to invest in drilling assets. The continued oversupply within the market compounded by a weak macroeconomic environment does not justify the cost of asset reactivation. Seadrill is focused on enacting cash preservation and cost efficiency measures over the coming year to ensure that the Company is well-placed to produce a satisfactory investment return. In line with the Company’s efforts to refine the fleet, legacy units that are not expected to deliver sufficient returns on investment will be marketed for sale or scrapped. Seadrill does not believe that reactivation of cold-stacked assets in the current environment represents an appropriate use of cash nor adequate return on investment.

FINANCIAL REVIEW

Abbreviated Income Statement

Figures in US$ million, unless otherwise indicated	2H20	1H20
Total operating revenues	461	598
Total operating expenses	(709)	(748)
Total other operating items	(2,862)	(1,222)

Operating loss	(3,110)	(1,372)

Total financial and other non-operating items, net	198	(374)
Income tax expense	(3)	(2)

Net loss	(2,915)	(1,748)

Adjusted EBITDA	10	90

Total operating revenues for 2H20 were $461 million (1H20: $598 million). There was a $81 million reduction in contract revenues due to the West Phoenix and Sevan Louisiana having fewer operating days and from the West Gemini, West Carina and West Cressida being idle throughout the period. Management contract revenues decreased by $67 million primarily due to the project to perform the first mobilization of the West Bollsta for Northern Ocean completing during the period. This was offset by an $11 million termination fee recognized in 2H20 for the West Gemini.

Total operating expenses for 2H20 were $709 million (1H20: $748 million). Operating costs for our own units were broadly flat across both periods due to the impacts of lower activity and our cost reduction programs being offset by higher operating costs from COVID-19 and higher out-of-service maintenance costs. There was a $63 million decrease in costs incurred for Seadrill’s management contracts, primarily due to the completion of the West Bollsta project (described above) and $18 million lower depreciation expense as a result of the impairment recorded in the first half. This was partly offset by a $35 million increase in credit loss expense as the Company booked additional credit loss allowances against certain related party receivables in the second half.

There was a $2.9 billion expense in other operating items in 2H20 (1H20: $1.2 billion expense) as significant impairments were booked against rigs in both periods, reflecting our view that challenging market conditions are likely to persist for a sustained period and that certain of our cold stacked units are unlikely to return to the working fleet. We have now impaired all long-term cold stacked units in full and all other drillships and benign environment semi-submersible rigs have been written down to their estimated fair market value.

Adjusted EBITDA was $10 million in 2H20 (1H20: $90 million) delivering an adjusted EBITDA margin of 2.2% (1H20: 15.1%). The reduction in the adjusted EBITDA margin is primarily attributable to the completion of contracts as outlined above.

Total financial and other items were an income of $198 million in 2H20 (1H20: $374 million expense). This included a non-cash gain of $509 million which arose following the deconsolidation of three subsidiaries of SFL Corporation Ltd (“Ship Finance SPVs”), which were previously consolidated by Seadrill under the variable interest model. The Ship Finance SPVs are the legal owners of the West Taurus, West Hercules, and West Linus, which are leased to Seadrill under capital lease arrangements. Following certain events in the period, Seadrill removed the assets and liabilities of the Ship Finance SPVs from the Company’s consolidated balance sheet and recorded liabilities in respect of the three leases in their place. As the fair value of the lease liabilities was lower than the carrying values of the liabilities that were derecognized, this resulted in a large non-cash gain.

Income tax expense for 2H20 was $3 million (1H20: $2 million). After deducting total financial and other items, and income tax expense, the net loss for 2H20 was $2.9 billion, or $29.02 loss per share (1H20: $1.7 billion net loss, or $17.40 loss per share).

Abbreviated Cash Flow Statement

Figures in US$ million, unless otherwise indicated	2H20	1H20
Net cash used in operating activities	(142)	(278)
Net cash used in investing activities	(19)	(13)
Net cash used in financing activities	(139)	(24)
Effect of exchange rate changes on cash	3	(22)

Net decrease in cash and cash equivalents, including restricted cash	(297)	(337)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,020	1,357

Cash and cash equivalents, including restricted cash, at the end of period	723	1,020

Net cash used in operating activities for 2H20 was $142 million (1H20: $278 million). The Company’s cash flows from operating activities were negative, as cash receipts from customers in all segments were insufficient to cover operating costs, payments for long-term maintenance of rigs, interest payments and tax payments.

Net cash used in investing activities in 2H20 was $19 million (1H20: $13 million) primarily due to cash derecognized on the deconsolidation of the Ship Finance SPVs in 2H20 and loans granted to Seamex in 1H20. Capital expenditures for the drilling unit fleet and contingent consideration received from Seadrill Partners remained consistent in both periods.

Net cash used in financing activities in 2H20 was $139 million (1H20: $24 million). This included an early debt repayment of $96 million initiated by debt holders under the AOD facilities. Additionally, a put option was exercised by Mermaid on their 33.76% holding in AOD, which resulted in a cash purchase of the remaining shares by Seadrill for $31 million.

The net decrease in cash in 2H20 was $297 million (1H20: $337 million) resulting in total cash and cash equivalents, including restricted cash of $723 million as at December 31, 2020 (June 30, 2020: $1.0 billion).

Abbreviated Balance Sheet

Figures in US$ million, unless otherwise indicated	2H20	1H20
Cash and cash equivalents	526	849
Restricted Cash	197	171
Other current assets	404	485
Non-current assets (excluding non-current restricted cash)	2,834	5,786

Total assets	3,961	7,291

Current liabilities	6,545	782
Non-current liabilities	556	6,581
Equity and redeemable non-controlling interest	(3,140)	(72)

Total liabilities, redeemable non-controlling interest and equity	3,961	7,291

Total cash and cash equivalents including restricted cash was $723 million (June 30, 2020: $1.0 billion). The decrease was primarily due to net cash used in operating activities and early debt repayment made on one of Seadrill’s debt facilities as discussed above.

Other current assets were $404 million (June 30, 2020: $485 million). The reduction was attributable to an increase of the allowance for expected credit losses recognized against related party receivables.

Non-current assets (excluding non-current restricted cash) were $2.8 billion (June 30, 2020: $5.8 billion). The decrease is driven by impairments recognized against drilling units.

Current liabilities were $6.5 billion (June 30, 2020: $782 million). The increase was driven by the event of default triggered on the Company’s external debt facilities following non-payment of interest, resulting in all long-term obligations falling due.

Non-current liabilities were $556 million (June 30, 2020: $6.6 billion). The decrease is attributable to the reclassification of long-term debt obligations to short-term following the event of default. Additionally, the debt held in the Ship Finance SPVs was deconsolidated and an early repayment was made on one of Seadrill’s debt facilities. This was partly offset by the lease liabilities that were recognized following the deconsolidation of the Ship Finance SPVs.

Equity and redeemable non-controlling interest was a $3.1 billion deficit (1H20: $72 million deficit), primarily reflecting the net loss for the half-year. This was offset by the purchase of redeemable non-controlling interest for $31 million following the exercising of a put option by Mermaid for their 33.76% share in AOD.

Liquidity

Total cash and cash equivalents of $723 million was comprised of $526 million of unrestricted cash and $197 million of restricted cash.

The major components of restricted cash include:

•	$65 million of cash held as collateral for a local tax case in Brazil;

•	$48 million held as a guarantee facility for certain drilling contracts;

•	$30 million held in a mandatory offer account to be used to redeem for senior secured notes once certain thresholds are met; and

•	$22 million of cash held as collateral against the finance leases held with the Ship Finance SPVs.

As part of a company-wide program to deliver on the Company’s liquidity commitments through mid-2022, Seadrill has implemented a cash preservation and cost efficiency plan to further reduce costs whilst continuing to operate safely and deliver for customers. This will preserve liquidity and adjust the cost base to maintain Seadrill’s leadership position in this area. Seadrill’s active management will reduce spend both onshore and offshore.

Indebtedness and Capital Structure

The Company’s consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. However, the Company’s going concern assumption is based on management’s expectation that the current restructuring program will be completed successfully as described below.

On February 7, 2021 certain of the Company’s wholly owned subsidiaries filed for bankruptcy protection under Chapter 11 and on February 10, 2021, the Company and certain of the Company’s consolidated subsidiaries filed for bankruptcy protection under Chapter 11. This was part of our previously announced efforts to re-align our balance sheet to current market conditions by materially reducing our overall level of indebtedness. The filing for Chapter 11 has provided a platform to address our indebtedness. The outcome of this process and future capital structure remain in negotiation but is likely to involve significant equitization of debt and thereby material reductions to current shareholders positions.

As of December 31, 2020, Seadrill had cash and cash equivalents of $723 million, of which $526 million was unrestricted, and we have implemented, and will continue to implement, various measures to preserve liquidity. The Company believes this provides enough liquidity for the 12 month period from the date of the issuance of these financial statements to complete a comprehensive restructuring process. However, the process is difficult to predict and subject to factors outside of the Company’s control. The Company is subject to numerous risks associated with the bankruptcy proceedings and there can be no assurance that the Company will agree a plan of reorganization that is acceptable to creditors, nor that the bankruptcy court would confirm such a plan once agreed.

Business operations remain unaffected by restructuring negotiations, and the Company will meet ongoing customer and business counterparty obligations as they become due.

COMMERCIAL REVIEW

Order Backlog

Order Backlog1 at the end of Q4 was approximately $1.9 billion, down from $2.2 billion at the end of Q3.

During the quarter the Company added approximately $50 million of backlog from the following contract awards:

•	The Sevan Louisiana was awarded a one firm, plus two optional, well contract with Walter Oil & Gas in US Gulf of Mexico adding $17 million in backlog over the firm term.

•	The West Neptune was awarded a one firm well contract with Kosmos Energy in US-Gulf of Mexico, which started late-November 2020, adding $9 million in backlog.

•	Equinor exercised three additional wells on the West Hercules in Norway adding $24 million in backlog.

Following half-year end, approximately $53 million of backlog was added.

•	Equinor exercised a further three optional wells, adding $33 million of backlog for the West Hercules.

•	ExxonMobil exercised the first optional well for the West Saturn, extending the program to three wells, and adding $20 million in backlog.

The disruptive impacts of the COVID-19 pandemic and difficult oil price environment may continue to have an adverse effect on the Company’s ability to realize its backlog. Customers may seek to terminate or renegotiate contracts, which could result in lower dayrates or less favorable economic terms.

•	The West Phoenix concluded its contract with Neptune Energy in November, terminating the rig early.

•	West Gemini was indefinitely suspended by Total Angola.

Trading Outlook

Offshore activity remains low as a result of the ongoing adverse economic impact of the COVID-19 pandemic. The Company continues to assess the impact of COVID-19 on the industry and is preparing for a prolonged period of low demand. The Company believes that the depressed levels of offshore activity will remain well into 2021. While the Company is starting to see some demand come back to market, albeit at a slower pace than initially expected, levels remain significantly below those in late 2019. Uncertainty remains around the timing and speed of a global economic recovery and therefore the timing of any increase in oil demand, although the Company anticipates some degree of market recovery by mid-2022.

Since the supply of rigs in the market still outweighs demand there will continue to be a dampening effect on utilization levels and dayrates across all segments in 2021. However, the Company anticipates that it will continue to see accelerated retirement of older, and long-term stacked assets. Coupled with an expected increase in demand in late 2021, this should go towards addressing the imbalance between demand and supply.

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism, the Company utilizes the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

NON-CONSOLIDATED ENTITIES:

In addition to owning and operating offshore drilling units, the Company has four material investments that are not consolidated. These investments are recognized as Investments in Associated Companies. In 1H20 the Company additionally had equity accounted interests in Seadrill Partners, but these were impaired to nil in the first half of the year. In addition, Seadrill Partners filed for Chapter 11 bankruptcy protection on December 1, 2020 and Seadrill ceased accounting for its investments in Seadrill Partners as equity method investments from this point. The Company’s investments contributed an $11 million loss to the Company’s 2H20 results (1H20: $66 million loss).

In addition to the above investments the Company also holds a non-material equity stake in Archer and a holding of Seadrill Partners common units, which are accounted for as marketable securities. These contributed an aggregated $3 million gain in the 2H20 results (1H20: $6 million loss).

Operational updates for material investments

SeaMex

All five jack-up drilling units remain on contract with PEMEX in Mexico, with economic utilization of 99% for the second half of the year. As at December 31, 2020 Seamex had $226 million in accounts receivable for billed and unbilled amounts due from PEMEX. This represents slightly less than 12 months of revenue outstanding for payment.

Seabras Sapura

As part of Seadrill’s joint venture with Sapura Energy, four units are on contract with Petrobras, and conclude between 2022 to 2024. There are also two vessels working in the spot market for other customers. Seabras posted strong utilization in the second half of the year with uptime of 94%.

Sonadrill

The Libongos recommenced operations in December 2020 following a six-month suspension from operations, with an economic utilization of 100%.

Gulfdrill

In November 2020 the West Tucana was leased into the Gulfdrill joint venture, bringing the total number of Seadrill owned rigs leased to the joint venture to three.

Financial metrics for material investments

(In US$ million)	Backlog	Revenue(1)	EBITDA(1)	Cash	External Debt	Amounts due to Seadrill
SeaMex Limited	1,037	120	67	57	190	460
Seabras Sapura	852	168	74	160	518	64
Gulfdrill	413	34	5	6	—	17
Sonadrill	56	22	(4)	31	—	10

(1)	Revenue and EBITDA for the six months ended December 31, 2020.

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In US$ million)	2H20	1H20
Operating loss	(3,110)	(1,372)
Depreciation	164	182
Amortization of favorable and unfavorable contracts	1	—
Changes in expected credit loss allowances	92	50
Gain on disposals	(15)	—
Impairment of intangibles	21	—
Impairment of long-lived assets	2,857	1,230

Adjusted EBITDA	10	90

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the six and twelve months ended December 31, 2020 and 2019

(In $ millions)	Six months ended December 31, 2020	Six months ended June 30, 2020	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Operating revenues
Contract revenues	311	392	703	997
Reimbursable revenues	18	19	37	41
Management contract revenues	111	178	289	338
Other revenues	21	9	30	12

Total operating revenues	461	598	1,059	1,388

Operating expenses
Vessel and rig operating expenses	(302)	(304)	(606)	(726)
Reimbursable expense	(17)	(17)	(34)	(39)
Management contract expenses	(182)	(208)	(390)	(302)
Depreciation	(164)	(182)	(346)	(426)
Amortization of intangibles	(1)	—	(1)	(134)
Selling, general and administrative expenses	(43)	(37)	(80)	(95)

Total operating expenses	(709)	(748)	(1,457)	(1,722)

Other operating items
Loss on impairment of long-lived assets	(2,857)	(1,230)	(4,087)	—
Loss on impairment of intangibles	(21)	—	(21)	—
Gain on disposals	15	—	15	—
Other operating income	1	8	9	39

Total other operating items	(2,862)	(1,222)	(4,084)	39

Operating loss	(3,110)	(1,372)	(4,482)	(295)
Financial and other non-operating items
Interest income	14	20	34	69
Interest expense	(269)	(200)	(469)	(487)
Loss on impairment of investments	—	(47)	(47)	(302)
Share in results from associated companies (net of tax)	(11)	(66)	(77)	(115)
Gain/(loss) on derivative financial instruments	1	(1)	—	(37)
Net loss on debt extinguishment	—	—	—	(22)
Foreign exchange gain/(loss)	1	(24)	(23)	(11)
Loss impairment of convertible bond from related party	—	(29)	(29)	(11)
Unrealized gain/(loss) on marketable securities	3	(6)	(3)	(46)
Fair value measurement on deconsolidation of VIE	509	—	509	—
Other financial items	(50)	(21)	(71)	(4)

Total financial and other non-operating items, net	198	(374)	(176)	(966)

Loss before income taxes	(2,912)	(1,746)	(4,658)	(1,261)
Income tax (expense)/benefit	(3)	(2)	(5)	39

Net loss	(2,915)	(1,748)	(4,663)	(1,222)

Net loss attributable to the shareholder	(2,912)	(1,747)	(4,659)	(1,219)
Net loss attributable to the non-controlling interest	(1)	(2)	(3)	(1)
Net (loss)/gain attributable to the redeemable non-controlling interest	(2)	1	(1)	(2)
Basic loss per share (US dollar)	(29.02)	(17.40)	(46.43)	(12.18)
Diluted loss per share (US dollar)	(29.02)	(17.40)	(46.43)	(12.18)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the six and twelve months ended December 31, 2020 and 2019

(In $ millions)	Six months ended December 31, 2020	Six months ended June 30, 2020	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Net loss	(2,915)	(1,748)	(4,663)	(1,222)

Other comprehensive gain/(loss), net of tax:
Change in fair value of debt component of Archer convertible bond	2	2	4	3
Actuarial gain/(loss) relating to pension	5	(7)	(2)	(1)
Share in results from associated companies	2	(17)	(15)	(8)

Other comprehensive gain/(loss)	9	(22)	(13)	(6)

Total comprehensive loss for the period	(2,906)	(1,770)	(4,676)	(1,228)

Comprehensive loss attributable to the shareholder	(2,903)	(1,769)	(4,672)	(1,225)
Comprehensive loss attributable to the non-controlling interest	(1)	(2)	(3)	(1)
Comprehensive (loss)/gain attributable to the redeemable non-controlling interest	(2)	1	(1)	(2)

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at December 31, 2020 and December 31, 2019

(In $ millions)	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	526	1,115
Restricted cash	132	135
Marketable securities	8	11
Accounts receivable, net	125	173
Amounts due from related parties, net	85	181
Other current assets	186	158

Total current assets	1,062	1,773

Non-current assets
Investments in associated companies	248	389
Drilling units	2,120	6,401
Restricted cash	65	107
Deferred tax assets	9	4
Equipment	19	23
Amounts due from related parties, net	392	523
Other non-current assets	46	59

Total non-current assets	2,899	7,506

Total assets	3,961	9,279

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	6,177	343
Trade accounts payable	45	86
Amounts due to related parties - current	7	19
Other current liabilities	316	322

Total current liabilities	6,545	770

Non-current liabilities
Long-term debt	—	6,280
Long-term debt due to related parties	426	239
Deferred tax liabilities	10	12
Other non-current liabilities	120	128

Total non-current liabilities	556	6,659

Redeemable non-controlling interest	—	57

Equity
Common shares of par value US$0.10 per share: US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2020 (US$0.10 per share: 138,880,000 shares authorized and 100,234,973 issued at December 31, 2019)	10	10
Additional paid-in capital	3,504	3,496
Accumulated other comprehensive loss	(26)	(13)
Retained loss	(6,628)	(1,851)

Total shareholders’ (deficit)/equity	(3,140)	1,642

Non-controlling interest	—	151

Total (deficit)/equity	(3,140)	1,793

Total liabilities, redeemable non-controlling interest and equity	3,961	9,279

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the twelve months ended December 31, 2020 and 2019

(In $ millions)	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Cash Flows from Operating Activities
Net loss	(4,663)	(1,222)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	346	426
Amortization of unfavorable and favorable contracts	1	134
Gain on disposals	(15)	—
Loss on impairment of intangible assets	21	—
Share in results from associated companies (net of tax)	77	115
Loss on impairment of investments	47	302
Fair value measurement on deconsolidation of VIE	(509)	—
Loss on impairment of convertible bond from related party	29	11
Unrealized loss related to derivative financial instruments	—	37
Loss on impairment of long-lived assets	4,087	—
Deferred tax benefit	(7)	(61)
Unrealized loss on marketable securities	3	46
Payment-in-kind interest	14	6
Amortization of discount on debt	122	36
Net loss on debt extinguishment	—	22
Unrealized foreign exchange loss	19	—
Change in allowance for credit losses	166	—
Other	8	3
Other cash movements in operating activities
Distributions received from associated company	2	11
Payments for long-term maintenance	(121)	(114)
Settlement of payment-in-kind interest on Senior secured notes	—	(39)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	48	35
Trade accounts payable	(38)	4
Prepaid expenses/accrued revenue	(52)	(1)
Deferred revenue	(5)	13
Related party receivables	(105)	(14)
Related party payables	(5)	(4)
Other assets	30	(12)
Other liabilities	80	10

Net cash flows used in operating activities	(420)	(256)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(27)	(48)
Contingent consideration received	32	32
Impact to cash resulting from deconsolidation of VIE	(22)	—
Purchase of call option for non-controlling interest shares	(11)	—
Investment in associated companies	—	(25)
Loans granted to related party	(8)	—
Payments received from loans granted to related parties	4	15

Net cash flows used in investing activities	(32)	(26)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the twelve months ended December 31, 2020 and 2019

(In $ millions)	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Cash Flows from Financing Activities
Repayments of secured credit facilities	(132)	(34)
Mandatory redemption of senior secured notes	—	(333)
Purchase of redeemable AOD non-controlling interest	(31)	—

Net cash used in financing activities	(163)	(367)

Effect of exchange rate changes on cash	(19)	3

Net decrease in cash and cash equivalents, including restricted cash	(634)	(646)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,357	2,003

Cash and cash equivalents, including restricted cash, at the end of period	723	1,357

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(181)	(391)
Taxes paid	(13)	(36)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six months ended December 31, 2020 and 2019, and June 30, 2020 and 2019

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance as at January 1, 2019	10	3,491	(7)	(611)	2,883	152	3,035

Other comprehensive loss	—	—	(3)	—	(3)	—	(3)
Share-based compensation charge	—	2	—	—	2	—	2
Fair value adjustment AOD Redeemable NCI	—	—	—	(1)	(1)	—	(1)
Net loss	—	—	—	(498)	(498)	(2)	(500)

Balance as at June 30, 2019	10	3,493	(10)	(1,110)	2,383	150	2,533

Other comprehensive loss	—	—	(3)	—	(3)	—	(3)
Share-based compensation charge	—	3	—	—	3	—	3
Fair value adjustment AOD Redeemable NCI	—	—	—	(20)	(20)	—	(20)
Net (loss)/income	—	—	—	(721)	(721)	1	(720)

Balance as at December 31, 2019	10	3,496	(13)	(1,851)	1,642	151	1,793

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity/(deficit) before NCI	NCI	Total equity/ (deficit)
Balance as at December 31, 2019	10	3,496	(13)	(1,851)	1,642	151	1,793

ASU 2016-13—Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)

Adjusted balance as at January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650

Other comprehensive loss	—	—	(22)	—	(22)	—	(22)
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Share-based compensation charge	—	2	—	—	2	—	2
Fair value adjustment AOD Redeemable NCI	—	—	—	32	32	—	32
Net loss	—	—	—	(1,747)	(1,747)	(2)	(1,749)

Balance as at June 30, 2020	10	3,498	(35)	(3,709)	(236)	138	(98)

Other comprehensive income	—	—	9	—	9	—	9
Share-based compensation charge	—	7	—	—	7	—	7
Cash settlement for cancellation of share scheme	—	(1)	—	—	(1)	—	(1)
Deconsolidation of VIE	—	—	—	—	—	(137)	(137)
Fair value adjustment AOD Redeemable NCI	—	—	—	(7)	(7)	—	(7)
Net loss	—	—	—	(2,912)	(2,912)	(1)	(2,913)

Balance as at December 31, 2020	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)